Filed by Chesapeake Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company
(SEC File No. 001-08246)

The following is a transcript of a conference call hosted by Chesapeake Energy Corporation on May 1, 2024.

Raw Transcript

01-May-2024

Chesapeake Energy Corp. (CHK)

Q1 2024 Earnings Call

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Chesapeake Energy Corp. (CHK)
Q1 2024 Earnings Call
Raw Transcript
01-May-2024

MANAGEMENT DISCUSSION SECTION

Operator: Good day, and welcome to the Chesapeake Energy Corporation First Quarter 2024 Earnings Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Mr. Chris Ayres, Vice President of Investor Relations and Treasurer. Please go ahead, sir.

Unverified Participant

Thank you. Good morning, everyone, and thank you for joining our call today to discuss Chesapeake's first first quarter 2024 financial and operating results. Hopefully, you've had a chance to review our press release and the updated investor presentation that we posted to our website yesterday. During this morning's call, we will be making forward-looking statements which consist of statements that cannot be confirmed by reference to existing information, including statements regarding our beliefs, goals, expectations, forecasts, projections, and future performance, and the assumptions underlying such statements.

Please note that there are a number of factors that will cause actual results to differ materially from our forward-looking statements, including the factors identified and discussed in our press release yesterday and in other SEC filings. Please also recognize that, except as required by applicable law, we undertake no duty to update any forward-looking statements and you should not place undue reliance on such statements.

We may also refer to some non-GAAP financial measures which will help facilitate comparisons across periods and with peers. For any non-GAAP measure, there is a reconciliation to the nearest corresponding GAAP measure on our website. With me on the call today are Nick Dell'Osso, Mohit Singh, and Josh Viets. Nick will give a brief overview of our results and then we will open up the teleconference to Q&A.

So, with that, thank you again. And now I'll turn the time over to Nick.

Unverified Participant

Good morning and thank you for joining us today. We continue to execute on our 2024 financial and operating plan and our first quarter results further demonstrate that we are a company built to efficiently meet consumer demand and deliver sustainable value to shareholders through cycles. Today, the natural gas market is clearly oversupplied. 2024 plan is focused on disciplined operating, operational efficiency and free cash flow generation, while building the productive capacity needed to deliver for consumers when demand recovers.

Through the first quarter, we have deferred 22 turn in lines and built 24 drilled but uncompleted wells. In addition, we began curtailing base production in February, averaging approximately 200 million cubic feet a day of curtailment in the first quarter. As we continue building productive capacity, we expect to curtail approximately 400 million cubic feet a day in the second quarter. We believe this strategy will leave us well-positioned to meet demand for natural gas when the market recovers.

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Q1 2024 Earnings Call
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01-May-2024

In the meantime, our base business continues to deliver. We generated free cash flow in the first quarter, allowing us to maintain our commitment to return cash to shareholders through our base and variable dividend program. Our capital structure remains strong. Our lending partners recently reaffirmed our credit facility and increased the aggregate commitments to $2.5 billion. As we continue to deliver on our sustainability commitments, as demonstrated by the company meeting, our interim GHG and methane intensity goals a full two years ahead of schedule.

Importantly, we remain encouraged about the long-term trajectory for natural gas, the affordable, reliable, lower carbon energy the world needs. Over the next few years, we will see significant increases in demand for US natural gas from LNG exports, as well as power generation and industrial activity. Additionally, the current clear trajectory of supply in the US is falling. We believe this sets up a much more constructive market backdrop for natural gas in future periods and believe our portfolio is well-positioned to deliver gas supply where and when needed.

Consumers demand that energy is reliable and efficient, both economically and environmentally. Simply put, natural gas will play a critical role in the energy future, both domestically and abroad. And Chesapeake and our pro forma merged company with with Southwestern is poised to ensure natural gas delivers on its promise. We remain very focused in our integration planning efforts on delivering the cost synergies identified at the announcement of the merger to ensure our supply meets the demand of energy consumers at the most efficient price.

We will be LNG ready and in an advantaged position as LNG capacity continues to come online. With our well-positioned portfolio, investment grade quality, balance sheet, and disciplined strategy. Chesapeake is built to not only weather the current market, but to thrive when the market rebalances. I look forward to updating you on our progress throughout the year.

We're now pleased to address your questions. Operator, if you could start the queue.

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Chesapeake Energy Corp. (CHK)
Q1 2024 Earnings Call
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01-May-2024

QUESTION AND ANSWER SECTION

Operator: Yes, sir. We will now begin the question-and-answer session. [Operator Instructions] And the first question will come from Nitin Kumar with Mizuho. Please go ahead.

Q

Hey. Good morning, guys, and thanks for taking my question. I want to start on CapEx. That came in quite a bit below what your guidance was for the quarter and you're a little bit ahead of schedule in terms of building the deferred TILS and DUCs. So, just want to get a sense of what were the drivers of that CapEx number and how does that shape for the rest of the year?

A

Yeah. Good morning, Nitin. This is Josh. Yeah. We had a really good quarter. You know, to start off the year. We ended up around 16% under our guide for capital. About half of that is just, you know, purely related to timing. And a lot of the timing was on the non-DNC side. And so just as we're getting some of our, you know, leasing ramped up and infrastructure projects ongoing, that'll just occur later in the year.

But the other half of that was really just, you know, related to lower realized cost. We had a really good quarter on the drilling and completion side. We saw lower cost than planned as a result of, you know, the accelerate the use of the lower cost casing that we procured late in the year. We were also able to realize some savings associated with lower service contracts. And then also we had several wells up in the Northeast that we had planned that are drilled in a pretty challenging part of the field that typically require continuously casing strings.

The team was able to do some work with the mud company and identify a way in which we can mitigate the wellbore stability issues that we have there. So that's real, you know, structural cost changes. And that really sets us up now for the full year to where we're tracking towards the lower end of our capital guide. And so, we'll continue to monitor the service markets and see how that plays out. But again, got off to a pretty good start this year.

On the second part of your question, we are just a little bit ahead of schedule with the DUCs. That's just, you know, how activity was kind of falling, you know, between the quarters. But as far as, you know, how we think about the full year set up with our total DUC build, I would say we still see ourselves on track for the full year.

Q

Great. Thanks for the detail, Josh. And Nick, I have to say, I was a little bit disappointed that there wasn't the obligatory slide on AI demand for and PowerGen demand for gas in your in your decks last night. Just wanted to get a sense of where you guys see that evolving and what are the early thoughts at Chesapeake about the growth for PowerGen in the US?

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A

Yeah. It's a good question, Nitin. And, you know, we for years, we've been a little puzzled by the forecast that have had power generation demand or demand for power flat in the US. And we know that over the last several summers, we've seen pretty real increase in power demand and particularly natural gas fired power demand. We do think that utilities have struggled to voice the need for incremental generation capacity, given a number of the challenges that they have within their own stakeholder base and biggest change.

And so, we're really encouraged to hear the market talk about the growing demand for power. And one of the reasons we're really encouraged by that is it's evidence of a very healthy economy. We have investment in the US economy that's driving growing demand for power from consumer and industrial side, which is really, you know, the continuation of the impact of all of the stimulus money that's come through the economy over the last several years. And then, of course, the IRA as well.

So, that's showing up. But what has really taken hold in the last couple of months is that there's a recognition that the massive growth in demand for data centers, significantly driven by the growth in demand around AI tools, is going to put a big draw on power grids. And we think that's all very real and very interesting. There's a lot to unpack to understand exactly how and when and where that demand will show up.

And what we're excited about in this backdrop, Nitin, is that we as a standalone company have a really large production base and as a pro forma combined company have the largest production base in both the Appalachia and Haynesville with which to be ready to respond and having the geographic geographic advantage of two locations. If you think about where we sit in Northeast Pennsylvania, then we'll be in Southwest Appalachia in West Virginia and then also in the Haynesville.

Keep in mind that we talked a lot about growth and demand for Haynesville gas flowing to the LNG corridor, but we deliver a lot of gas to Perryville every day, which is directly east of our field and from there connects into a series of pipeline networks that feed the southeast. And so, the opportunity to increase flow to the east is, is also very real and something that we stand ready to do and will continue to work with our midstream counterparties, as well as the utility counterparties, to understand where that demand is needed and where that gas is going to be needed and how we may get it there.

It's incumbent upon us as an industry to make sure that we continue to supply those markets at a really efficient cost. And that's something that we think the pro forma combined company is set to do.

Q

Okay. Thanks for the color, Nick.

Operator: The next question will come from Bert Donnes with Truist. Please go ahead.

Q

Hey. Good morning, guys. It didn't look like you had any incremental agreements on your your LNG portfolio. I assume you're still looking for those, but does the data center growing demand hypothesis kind of slow that down

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or maybe do you want a lower mix internationally? Maybe you're more focused on on US or just what your thinking is there?

A

Yeah. Good question, Bert. No, this we're still actively engaged in a number of different LNG discussions. As you know, those discussions take a lot of time. As far as whether the data center concept would slow us down, no, it wouldn't necessarily slow us down. Competition is great and we do think there will be competition for supply. So we'll pay attention to that. But we're we're moving forward with our strategies and we think we'll have ample gas to supply all of the markets that where there will be demand and frankly, look forward to there being some competition around that. But we're we're not changing anything.

Q

That makes sense. And then, you know, hypothetically, assuming everything goes well with Southwestern and you're able to gain the synergies that you've outlined, are there more synergies from getting even larger at that point or do you focus more on on midstream? Or maybe once you have that scale is when you just switch to more of a buyback program and driving more, you know, organic?

A

Yeah. I think at this point, you know, you'd have to say anytime you're going to talk about what's next in your strategy, you go back and talk about the things that we think are important, which are being able to supply these markets with the most efficient molecules possible to meet growing demands for energy. That means having a really low-cost structure. That means having a really deep inventory. That means having great execution. We're going to continue to stay focused on all of those things, first and foremost.

We did feel like the merger with Southwestern allowed us to advance on those fronts and have real synergies, real industrial logic that helps to improve our ability to meet those goals over time. As far as do you need something else, it would have to meet our non-negotiables that drive towards those goals, and that's really hard to predict whether or not there will be something in the future that would meet those non-negotiables. We're going to stay focused for a while here on what's a big job of integration and delivering on the promise of this merger, which is pretty tremendous for our shareholders.

Q

I appreciate it. Thanks, guys.

Operator: Your next question will come from Zach Parham with JPMorgan. Please go ahead.

Q

Hey, guys. Thanks for taking my question. I just wanted to get a little more detail on the curtailments. You highlighted you'd be curtailing $400 million a day in 2Q and that you curtailed $200 million a day in 1Q. Could you

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give us a little more color on the curtailment strategy and maybe detail how much containments were built into the full year guidance and when you expect those curtailed volumes to come back to the market?

A

Yeah. I'll start this and then I'll pass it to Josh. So, as we think about what we're trying to accomplish this year, remember we've talked about doing a lot of activity deferrals. And those activity deferrals are focused on the fact that the market is pretty clearly oversupplied and we don't want to bring on wells in a in an environment where the initial production of these wells, the significant part of the return comes to market, you know, in an oversupplied market and receives a lower than breakeven price.

So, we've had the activity deferral schedule in front of us. But, but recognize that that activity deferral results in decline that occurs over a period of time. The curtailments that we saw occur in the end of Q1 and into Q2 are really about accelerating that decline. We don't need to keep that base volume curtailed throughout the year as the activity deferrals show up in more in what I would call actual decline. But we have a lot of flexibility in what we choose to deliver to market and we're going to pay a lot of attention about the supply demand characteristics.

A

Yeah. And Zach, this is Josh. I mean, it is customary that we would see, you know, demand weakness in certain markets in the shoulder seasons. And so, you know, as we, you know, issue the 2.7 Bcf a day guide back in February, you know, we had accounted for those volumes in there. But, you know, really, to Nick's point, you know, kind of how do you then set up a production curve to best, you know, mimic what the market needs? That's effectively what we've done, you know, to where, you know, you model in and execute on curtailments, you know, in the Q2 and then you allow those volumes to flow back in over the next, you know, subsequent quarters in the second half of the year.

So, in effect, you do see a sharper decline, you know, coming into the second quarter with it flattening out into Q3 and Q4, you know, where we would anticipate, you know, market conditions to be, you know, a little bit better for us. But I'd also just stress, you know, we I think we've demonstrated a willingness to be disciplined with how we deliver production. And, you know, we'll maintain that discipline as we move through the course of the year.

Q

Got it. Thanks for that color. And then, Nick, maybe just one on your your latest back records. We've seen lower 48 production decline pretty rapidly over the last couple of months now of 700 Bcf a day. You know, is overall is overall production trended in line with your expectations? It's really just looking for your your updated thoughts on kind of the macro environment in general.

Q

Yeah. Great question, Zach. You know, I would say actually to see production get below 100 as quickly as we did is maybe a little bit surprising to us. We weren't expecting that. But what we've also seen at the same time is that demand fell off pretty quickly. So starting with the supply side, we think curtailments took a bigger role. It wasn't just activity deferrals, so people didn't wait for decline, similar to what I just described within our own decision making process.

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But so so volumes came off probably a little faster than we would have thought through the year. However, what we also saw at the same time is that there were a lot of LNG capacity that was offline through March and April and we probably had 2 to 3 Bcf a day off through a good portion of March and April that represented pretty weak demand and you're seeing a lot of that demand come back now. But, you know, it's a reminder that demand is going to be volatile when we have exposure to LNG the way that we do, and you need a flexible business plan and one that's strong enough financially to handle that, and you probably ought to have a hedging policy that protects how you think about your capital program that you have at risk at any point in time.

So, when we think about the macro trends here more broadly, I do think that that decline that you are seeing is ultimately real. I think it has been accelerated with curtailments. But I think, you know, given the fact that we have a rig count today in the Haynesville, that is half of what it was that led to the peak production that we saw in the fall of 2023.

And we know that decline will show up and we think Haynesville production settles in at a much lower level than it has been in and stays there until you see a pretty significant change in rig count going the other direction. So I think, you know, all of that is quite encouraging and we're also still very encouraged by what we see in the way of demand growth, certainly through LNG exports, which we all talk about quite a bit, but also through consumer and industrial as well as well as power gen.

Q

Thanks, guys.

Operator: The next question will come from Charles Meade with Johnson & Rice. Please go ahead.

Q

Good morning. Nick and Josh and the rest of the team there. Nick, I'm wondering if you can if you could offer some thoughts that maybe characterize what you're what your engagement with the FTC has been like so far?

A

Look, I mean, we've been engaged with the FTC. Obviously, we're in the second request phase of this process. It will take some time, as you would expect to reply. We're eager to work with the FTC and get all of their questions answered, and we feel good about the underlying merits of the transaction and look forward to getting through this process and getting it closed. But really hard to predict exactly how long that will take. And so that's why we gave a forecast of just second half of the year.

Q

Got it. That's thank you for that. And and Josh, I wonder if I could ask about the about the your TILS and DUCs. And I wonder if you could I, I wonder if you could kind of characterize for us the what's different that you're doing now, maybe setting up these wells to be off for three months, four months, maybe six months, maybe longer? Are you doing something different to kind of put these wells on cold storage, so to speak, versus what you would do

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regularly? And have you learned anything so far from this from this effort that that, you know, you wouldn't have expected at the beginning?

A

Yeah. Yeah. Good morning, Charles. Thanks for the question. As far as the DUCs go, I would say there's really not anything different that we do. This is, you know, a pretty common practice, you know, the wellbores in a state that, you know, could sit there for an extended period of time. So, I would say that's, you know, just pretty typical run of the mill business. With the deferred TILs, you know, we do have to be a little bit more thoughtful about, you know, how we manage those in terms of our wellbore preparation and preservation, primarily from a corrosion standpoint.

But but probably most importantly, you know, we do have to stay on top of them. And specifically, it's around just monitoring the pressure. So we do have pressure transducers that we install on the wells and we have, you know, tied back into our remote operating center here in Oklahoma City where we can, you know, monitor any, you know, potential production decline. And that production decline would be as a result of, you know, offsetting wells that that could, you know, come online, start, you know, potentially, you know, pulling on those reserves.

And those are the those are the instances that we want to protect against. And, of course, when there are our own wells where we're managing that by keeping wells shut in, but at there are other operators, we want to be on top of that. You know, that's not something we've dealt with yet, but we do recognize that it's a threat and we actively manage that to ensure, you know, we're not, you know, impacting the investments that we've made on those particular wells.

Q

Josh, so you do you mean you're managing the monitoring the shut in pressure to see if there's pressure?

A

Yeah. That's correct.

Q

Got it. Thank you. Appreciate it.

Operator: Your next question will come from Josh Silverstein with UBS. Please go ahead.

Q

Yeah. Thanks. Good morning, guys. So just wanted to follow up on the production outlook for the year just based on where 1Q volumes were to 2Q guide and the outlook. It suggests that Chesapeake may not get down to that to 1 to 2 Bcf a day range in the fourth quarter, but you'll still still have the 1 Bcf a day of capacity. So, I want to see if that was right and just kind of see what the cadence would be for the back half of the year. Thanks.

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A

Yeah. Josh, you know, we we are managing production to the level of around the 2.7 Bcf a day. So again, just to reaffirm that, you know, the guide is unchanged at this point. We did have some overproduction in the first quarter of the year. Some of that was attributed to a non-operated accounting adjustment that rolled through into the quarter. So that did push those volumes just a little bit higher. But we are still on track to even you know, as we talked earlier about the curtailment which is pulling down the the Q2 number, but that that $400 million that we, you know, take out of Q2 starts to settle in into the Q3 and Q4 numbers.

So, in effect, we are flattening the back half of the production curve, but we still feel really good about delivering the number, you know, that we offered back in February. But but again, just to remind everybody, we are absolutely flexible, and we'll continue to monitor market conditions and adjust production according to what the market needs.

Q

Got it. Thanks for that. And then...

A

Let me just reiterate on that point. I mean, I think, you know, it's really important, as you as you think about that question, it's really important to note that this is a forecast from, you know, with eight months left to go in the year. And we've been pretty clear that we're going to stay really focused on the economics of our underlying business and do it makes sense. So, if market conditions don't play out the way we expect them to, we'll adjust whether that means producing more, producing less. I think the set up feels pretty good today, but we have a lot of flexibility in how we respond.

Q

Yeah. Thanks for that. Well, the follow-up was kind of along those lines. You know, we're we're six to eight months away from, you know, winter pricing and gas going back over to back at over $3. How do you think about bringing the capacity back on? What's the process of it? Is it TILS and DUCs, the new rigs or what's the timeline for that? Thanks.

A

Sure. So, you know, first of all, let's talk about what's going to trigger this for us. We get asked a lot about, what price are you going to bring volumes back online? And of course, that's an easy way to think about it in an easy way to model it. But it's not the right way for us to make that decision. When we think about price, we think about it as an indicator of what's going on in the underlying market. But the trajectory of what's going on in the underlying market matters a lot more to us than what the price is at the moment.

And so, we will continue to monitor the current production levels and the trajectory of that production, the storage levels, the activity levels across each of the basins, and think hard about what we really believe the market needs before we make any changes. And then once we determine that the market does need more gas, it would just

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follow the logic of of what we have available to us. So, the fastest thing for us to respond with are the wells that have been drilled and completed but are just waiting to be turned in line.

Following that, we would begin to work on completing the additional wells that have been drilled but uncompleted. And certainly, I guess along that time we will be bringing back volumes that are curtailed out of the base. So I think there's yeah, there's a lot of flexibility in how we respond to this. I would imagine that this will come about in a rather slow manner. I don't believe it's likely that we will wake up one day and see that the market needs all of the gas and that we will be racing to bring it all back at once.

It's possible, and if that happens, we will move through it in the way I just described as efficiently as possible. But I think it's more likely that we will be bringing volumes back to match a growing demand that will be pretty well pretty well previewed by the activity levels that are out there in the market around LNG, around the increase in PowerGen and industrial demand when it's needed. Now, you know, you can have a cold spike and cold spikes show up with a need for incremental demand. We would always try to respond to those needs as quickly as we can, but know that those are not necessarily sustained. And so that would probably be a short-term event and with that would we would incorporate that into our decision making.

Q

Great color. Thanks.

Operator: The next question will come from Neil Mehta with Goldman Sachs. Please go ahead.

Q

Yeah. Good morning, Nick and team. Thanks for all the color. I wanted to spend some time on your hedging framework, specifically the hedge, the wedge concept. So, can you just talk about the way that you approach hedging and the advantages of having a rolling program, especially in the contango curve? And then I have a follow up.

A

Yeah. Neil, good morning. This is Mohit. Thanks for that question. You referenced the hedge, the wedge program that's been our way that we have been hedging over the last several years. The way we philosophically we think about it is, you know, you have a $1 billion, $1.5 billion capital program. So, you're investing dollars into into the ground. You want some certainty on when you start getting the production back. So that's think of that as 9, 12 months after making the kind of the initial investment decision when you're spotting the well and you just fundamentally don't know what prices would be at that point.

So, you want to lock in some of that that returns that, you know, on the investments that you're making, which are fairly substantial, right. I mean, when you look at the market cap of the company versus that kind of a capital program, you might be investing 10% to 15% of your of your market cap into the ground. So, it for us, it's a prudent way of just taking taking the risk off. One thing that we have done structurally, which we are pretty excited about, given the contango that you referenced out in the curve, is we in sort of doing swaps, we've been doing collars which allows us to monetize the volatility.

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So, kind of bringing up the floors that we are getting from the PUDs, but still retaining some of the upside by the calls that we are selling. Overall, the program is working, especially when you're in a low price environment like that, like like we are in right now. Every month we are getting receipts of hedge settlements which help support the base business and the cash flows and again underpins the return to shareholders and the base on the variable dividends that we are making. So overall, we think it works. It works well, reduces volatility of the returns and allows us to be more consistent with shareholder returns.

Q

Okay. Thanks for that. And the follow up is just on the global LNG markets. You talked in the slides about the 12 piece of incremental supply coming out of the United States. Qatar is coming through with north field expansion in 2026 and beyond. And so Nick and team, how do you think about global LNG price being a potential governor on long-term gas prices?

A

Yeah. You know, Neil, it's a great question and it's something we think about a lot. And as we think about LNG growth, I mean, the market is clearly eager to have more LNG supplies. There's a number of different projects out there that are eager to accept in the growth in LNG. But it's also, you know, pretty obvious that at some there will be oversupply and that market will have volatility in the same way that the domestic markets do. And we're prepared for that and understand that.

One of the things I think we've seen that's really interesting is that there's clearly a some elasticity to demand for LNG prices, I'll say, in the $9 to $12 range, and that that range is probably debatable. It might be down to $8, it might be a little higher than that. But you've seen that demand clearly goes up when you get into the single digits and you've seen that demand can be it can be fleeting as it gets into the mid-double digits, certainly over the longer term.

And what that tells us is that this market requires that you remain really, really efficient in your cost structure and how you deliver supplies. And so that's something that we'll stay focused on and we'll work with all of the different providers through the value chain, both domestically and internationally, to make sure that we can do that. But it's a real thing and something that we have our eyes wide open about.

At the end of the day, we still think natural gas is the most efficient and effective way to supply markets that are in demand for greater energy. It is affordable, reliable and lower carbon, and I don't know that we can say that enough, but the trade offs are not as good and it's important that we remember that. And it's important that as an industry we deliver on on a product that meets that expectation that it is the most efficient solution to cost and affordability, to reliability and to being lower carbon relative to the alternatives.

The alternatives, of course, being, you know, a lot of markets, coal, which is certainly not lower carbon at times, it can be lower cost and it definitely can be reliable because it is it is easily stored on site. But then you also have renewables, which will maintain a competitive tension, especially with policies that drive people towards renewables, that really struggle from both a cost and reliability perspective and in full cost and, you know, have some of their own challenges from a sustainability standpoint that are just different than the product that we produce.

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So, we still feel very strongly that what we produce is the best solution, and it's incumbent upon us to make sure that we we deliver on that.

Q

Thanks.

A

And, Neil, the only thing I would add to that is, you know, we are signing up 20-year LNG transactions and we are going in eyes wide open that there will be periods of time when that transaction will be out of the money. So, it's a diversification and connecting us to the eventual end users as Nick was describing. That's the strategic mandate for us and but again, being fully aware that there'll be periods of time when will be out of the money.

Q

Make sense. Long-term view. Thanks, guys.

Operator: The next question will come from Paul Diamond with Citi. Please go ahead.

Q

All right. Thank you. Good morning and thanks for taking my call. Just a quick one on the kind of the timing and the cadence of the DUCs in the TILS. Should we think about that more materially from this point forward through the year or is there kind of a point in Q3 where you just stop and kind of revert back to normal? So how should we think about the cadence?

A

Yeah. So, really what that ties back to is just the underlying activity cadence of our drilling rigs and frac crews. You know, we're today, you know, we're running eight rigs and two frac crews. And so, you know, we do anticipate that know will drop one additional rig in the Marcellus middle of the year. But by and large you should expect those in the for TILS and DUCs to build, you know, in a linear fashion through the course of the year.

Q

Understood. And just one quick one for one quick follow up. If we were to see any kind of increased volatility out of the three levers, I guess for additional DUCs TILS or the curtailments, is there any preference you guys currently hold kind of what order you'd address any near-term volatility with?

A

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Chesapeake Energy Corp. (CHK)
Q1 2024 Earnings Call
Raw Transcript
01-May-2024

Well, I mean, I think it all depends on what's going on. If you have some sort of short-term spike in demand that we don't think will be sustained and we have curtailed volumes we can bring to market to help meet that demand. If you think that there is more of a step change in demand and volumes are needed in a longer-term fashion, then you start to bring some of those deferred deferred wells online.

Q

Understood. Thanks for clarity.

Operator: And the final question for today will come from Kevin McCurdy with Pickering Energy Partners. Please go ahead.

Q

Hey. Good morning. To dig into the curtailments a little more, the 2Q guide shows that the Haynesville is declining faster than the Marcellus. And just curious if that's being driven by something you're seeing on local prices that is leading to more constraints or is that just natural declines in the Haynesville?

A

Yeah. That's really just due to local market conditions. You know, we you know, we're we were seeing pricing there that, you know, we just really start to question whether or not it makes sense to continue to flow gas into those markets. And so, you know, we selectively look at the well sets and you know what, you know, margins are for each well recognizing that chemical usage, water production will impact as well as, you know, margin.

And so, you know, we just think that, you know, pricing that we're seeing in the second quarter, you know, simply doesn't make sense to, you know, the full, you know, flow, the full allotment of volume there. So when we talk about the 400 million cubic feet a day of planned curtailment in the quarter, roughly half of that is tied to the Haynesville. So, when you look at the quarter-over-quarter decline from Q1 to Q2 for the Haynesville asset, a big portion of that is directly tied to the curtailment. And of course, will we all start to get that back as we get into the second half of the year. And again, that's just why you see then or should anticipate a flattening of the decline in the second half of this year.

Q

Great. Thank you for that detail. And to follow up on an earlier question about returning production, do you have the capacity to bring back volumes on faster in one basin compared to the other or will it be about the same in the Haynesville and the Appalachia?

A

Yeah. It should be about the same. I mean, there's you know, there's a lot of considerations that, you know, go into, you know, how we bring the production back. I mean, outside of just the, you know, the macro conditions that Nick spoke to earlier, but it's really just around logistical planning. And so we'll you know, we have to be thoughtful about, you know, where gas gets introduced and when to, you know, manage, you know, the gas gathering

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Chesapeake Energy Corp. (CHK)
Q1 2024 Earnings Call

Raw Transcript
01-May-2024

systems and things like water hauling. But really, I wouldn't say, you know, one area is advantaged or disadvantage more than the other.

Q

Great. Appreciate the answers. Thank you, guys.

Operator: This concludes our question-and-answer session. I would like to now turn the conference back over to Mr. Nick Dell'Osso for any closing remarks. Please go ahead.

Unverified Participant

Well, thank you all for your time this morning. We really look forward to progressing through this year, working on planning for the integration of our merger and delivering on what we expect to be improving gas market conditions as we approach 2025. As always, if you have any other follow-up questions, please reach out to our outstanding IR team. They will be ready to take your calls and we look forward to seeing you guys out on the road. Thanks.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Disclaimer

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Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include our current expectations or forecasts of future events, including matters relating to the pending merger with Southwestern Energy Company (“Southwestern”), armed conflict and instability in Europe and the Middle East, along with the effects of the current global economic environment, and the impact of each on our business, financial condition, results of operations and cash flows, actions by, or disputes among or between, members of OPEC+ and other foreign oil-exporting countries, market factors, market prices, our ability to meet debt service requirements, our ability to continue to pay cash dividends, the amount and timing of any cash dividends and our ESG initiatives. Forward-looking and other statements in this presentation regarding our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Forward-looking statements often address our expected future business, financial performance and financial condition, and often contain words such as "expect," “could,” “may,” "anticipate," "intend," "plan," “ability,” "believe," "seek," "see," "will," "would," “estimate,” “forecast,” "target," “guidance,” “outlook,” “opportunity” or “strategy.” The absence of such words or expressions does not necessarily mean the statements are not forward-looking.

Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, they are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•conservation measures and technological advances could reduce demand for natural gas and oil;
•negative public perceptions of our industry;
•competition in the natural gas and oil exploration and production industry;
•the volatility of natural gas, oil and NGL prices, which are affected by general economic and business conditions, as well as increased demand for (and availability of) alternative fuels and electric vehicles;
•risks from regional epidemics or pandemics and related economic turmoil, including supply chain constraints;
•write-downs of our natural gas and oil asset carrying values due to low commodity prices;
•significant capital expenditures are required to replace our reserves and conduct our business;
•our ability to replace reserves and sustain production;
•uncertainties inherent in estimating quantities of natural gas, oil and NGL reserves and projecting future rates of production and the amount and timing of development expenditures;
•drilling and operating risks and resulting liabilities;
•our ability to generate profits or achieve targeted results in drilling and well operations;
•leasehold terms expiring before production can be established;
•risks from our commodity price risk management activities;
•uncertainties, risks and costs associated with natural gas and oil operations;
•our need to secure adequate supplies of water for our drilling operations and to dispose of or recycle the water used;
•pipeline and gathering system capacity constraints and transportation interruptions;
•our plans to participate in the LNG export industry;
•terrorist activities and/or cyber-attacks adversely impacting our operations;
•risks from failure to protect personal information and data and compliance with data privacy and security laws and regulations;
•disruption of our business by natural or human causes beyond our control;
•a deterioration in general economic, business or industry conditions;
•the impact of inflation and commodity price volatility, including as a result of armed conflict and instability in Europe and the Middle East, along with the effects of the current global economic environment, on our business, financial condition, employees, contractors, vendors and the global demand for natural gas and oil and on U.S. and global financial markets;
•our inability to access the capital markets on favorable terms;
•the limitations on our financial flexibility due to our level of indebtedness and restrictive covenants from our indebtedness;
•our actual financial results after emergence from bankruptcy may not be comparable to our historical financial information;
•risks related to acquisitions or dispositions, or potential acquisitions or dispositions, including risks related to the pending merger with Southwestern, such as the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that our stockholders may not approve the issuance of our common stock in connection with the proposed transaction; the possibility that the stockholders of Southwestern may not approve the merger agreement; the risk that we or Southwestern may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to limitation on our ability to pursue alternatives to the merger; risks related to change in control or other provisions in certain agreements that may be triggered upon completion of the merger; risks related to the merger agreement’s restrictions on business activities prior to the effective time of the merger; risks related to loss of management personnel, other key employees, customers, suppliers, vendors, landlords, joint venture partners and other business partners following the merger; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of our common stock or Southwestern’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; and the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits;
•our ability to achieve and maintain ESG certifications, goals and commitments;
•legislative, regulatory and ESG initiatives, addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal;
•federal and state tax proposals affecting our industry;

•risks related to an annual limitation on the utilization of our tax attributes, which is expected to be triggered upon completion of the merger, as well as trading in our common stock, additional issuances of common stock, and certain other stock transactions, which could lead to an additional, potentially more restrictive, annual limitation; and
•other factors that are described under Risk Factors in Item 1A of Part I of our Annual Report on Form 10-K.

We caution you not to place undue reliance on the forward-looking statements contained in this presentation, which speak only as of the filing date, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures in this presentation and our filings with the SEC that attempt to advise interested parties of the risks and factors that may affect our business.

IMPORTANT INFORMATION FOR INVESTORS; ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the merger between Chesapeake and Southwestern, Chesapeake has filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On February 29, 2024, Chesapeake filed with the SEC a registration statement on Form S-4 (as amended on April 11, 2024 and as may be further amended from time to time, the “Form S-4”) to register the shares of Chesapeake common stock to be issued in connection with the merger. The Form S-4 includes a joint preliminary proxy statement of Chesapeake and Southwestern that also constitutes a preliminary prospectus of Chesapeake (the “joint proxy statement/prospectus”). The information in the Form S-4 is not complete and may be changed. After the Form S-4 is declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Chesapeake and Southwestern. This communication is not a substitute for the Form S-4, the joint proxy statement/prospectus or any other document that Chesapeake or Southwestern (as applicable) has filed or may file with the SEC in connection with the merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, SOUTHWESTERN, THE MERGER, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors may obtain free copies of the Form S-4 and the joint proxy statement/prospectus, as well as other filings containing important information about Chesapeake or Southwestern, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by Chesapeake may be obtained free of charge on Chesapeake’s website at http://investors.chk.com/. Copies of the documents filed with the SEC by Southwestern may be obtained free of charge on Southwestern’s website at https://ir.swn.com/CorporateProfile/default.aspx.

Participants in Solicitation

Chesapeake and Southwestern and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Chesapeake’s directors and executive officers and their ownership of Chesapeake’s securities is set forth in Chesapeake’s filings with the SEC, including Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 21, 2024, and its Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on April 26, 2024. To the extent such person’s ownership of Chesapeake’s securities has changed since the filing of Chesapeake’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC thereafter. Information regarding Southwestern’s directors and executive officers and their ownership of Southwestern’s securities is set forth in Southwestern’s filings with the SEC, including Southwestern’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024, and an amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on April 29, 2024. To the extent such person’s ownership of Southwestern’s securities has changed since the filing of Southwestern’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC thereafter. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proxy solicitations may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This presentation relates to the proposed transaction between Chesapeake and Southwestern. This presentation is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.